SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                         For the month of March 2003


                             TOP IMAGE SYSTEMS LTD.
                 (translation of registrant's name into English)


                                2 HaBarzel Street
                           Ramat Hahayal, Israel 69710
                    (address of principal executive offices)


        Indicate by check mark whether the registrant files or with file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F   X           Form 40-F
                             -------                 -------


        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                             Yes            No   X
                                -------       -------


        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                             Yes            No   X
                                -------       -------


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

                             Yes            No   X
                                 -------      -------

        If "Yes" is marked, indicate below the file number assigned to the the registrant in connection with Rule 12g3-2(b):
                                                       -------------------


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         Attached to the Registrant's Form 6-K, and incorporated by reference herein is the Registrant's press release dated March 12, 2003 regarding the Registrant's fourth quarter and full year 2002 results.


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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            TOP IMAGE SYSTEMS LTD.


Date:  March 13, 2003                       By:  /s/ Ido Schechter
                                                 --------------------------
                                                 Ido Schechter
                                                 Chief Executive Officer


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